Toyota Motor Corporation

TMC Announces Changes to Executive Structure, Senior Management

Responsibilities, and Organizational Structure

Toyota City, Japan, March 3, 2020—Toyota Motor Corporation (TMC) announced today that it intends to implement changes to its executive structure, senior management responsibilities, and organizational structure described below effective April 1, 2020.

Change highlight

Consolidation of the post of executive vice president and the post of operating officer into the post of operating officer

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With the posts of executive vice president and operating officer consolidated, operating officers will serve as chief officers, as presidents of in-house companies, as regional CEOs, and as persons in charge of various functions, and their roles will be further clarified. Such roles will not be fixed, so as to allow the right people to take on responsibilities where and as needed.

Regarding the changes announced today, TMC President Akio Toyoda commented:

“While overcoming the numerous difficulties that our company has faced since I was appointed president in 2009, such as the large-scale recall crisis and the Great East Japan Earthquake, I became aware of the importance of contemplating what our company is all about and of going back to the starting point of Toyota’s inherent characteristics.

“My experiences have reawakened within me the belief that people who work for Toyota must safeguard the fundamental stance of being honest, nondeceptive and open, as well as the belief that the source of Toyota’s competitiveness lies in the Toyota Production System (TPS) and in our ability to refine costs.

“However, as our successes accumulated, the basics of TPS and of our ability to refine costs—how we look at things and think about them—weakened, and I keenly felt that we were letting slip away the inherent characteristics of Toyota.

“We will further strengthen and enrich the positive traits that we have inherited. On the other hand, during my time as president, we will break bad habits altogether and give rebirth to our essential essence. If we do not, I honestly feel that we will not be able to pass the baton on to the next generation.

“Based on our basic policy of appointing the right people to the right positions, we have been implementing board member, executive, organizational, and personnel changes flexibly and unrestrained by convention. With our changes this time, as well, I have judged that it is necessary for me to directly communicate with the leaders of the next generation and to increase the amount of time for sharing our concerns, by further reducing the number of layers of management.

“For the next generation, I believe that what I must do more than anything else is to restore the inherent characteristics of Toyota.”

To respond to severe changes in the external environment that are taking place at unprecedented speed, TMC, based on its basic policy of appointing the right people to the right positions, has been swiftly and continuously innovating. (Please refer to the table below.) Through the changes announced today, TMC will further press forward the tide of such innovations, aiming for a corporate structure capable of carrying out management from a viewpoint that is optimal for a global company.

For reference: Chronology of major initiatives

January 2011

•  Streamlining of the board of directors (reducing the number of directors from 27 to 11) (NOTE: TMC currently has nine directors.)

•  Scaling down of the executive decision-making system (elimination of officers responsible for group affairs so as to create a two-tier executive system consisting of executive vice presidents and chief officers)

•  Appointment of chief officers in a flexible manner from the new positions of senior managing officer and managing officer (elimination of the position of senior managing director)

•  Stationing of, in principle, regional chief officers in their respective regions

April 2013	• Establishment of business units • Reorganization of regional groups • Appointment of outside board members

April 2015

•  Revision of the roles of executives

Tasking executive vice presidents, once responsible for their respective business units and key functions, with overseeing TMC in its entirety and with carrying out operations and administration from a mid-to-long-term perspective, and making executives at the level of senior managing officer and below responsible for the business units, regional operations, and key functions

•  Enhancement of diversity among executives (appointment of non-Japanese executives and of a female executive)

April 2016	• Establishment of in-house companies—shifting from a function-based structure to a product-based structure

April 2017

•  Further clarification that members of the board of directors are responsible for decision-making and management oversight and that operating officers are responsible for operational execution

•  Further reduction in the number of members of the board of directors to nine directors, including outside board members (in June)

October 2017	• Revision of the advisor and senior advisor system (resulting in executives leaving their positions being made advisors or senior advisors only when the needs of the company require such)

January 2018

•  Expansion of appointing people with high levels of expertise from within and outside the company (including from within and outside the Toyota Group, people with technical-position backgrounds, etc.)

•  Positioning of executive vice presidents as executive officers, in addition to their roles of supporting the president (to directly oversee their areas of responsibility as presidents of TMC’s in-house companies and as organizational group chief officers)

•  Establishment of the post of “fellow” to heighten management expertise and to widen the range of executive development

January 2019

•  Positioning only senior managing officers and people of higher rank as executives, and establishing a new classification called “senior professional/senior management” (kanbushoku in Japanese) to group and replace the following titles or ranks: managing officers, executive general managers, (sub-executive managerial level) senior grade 1 and senior grade 2 managers, and grand masters

January 2020	• Reclassification of the position of field general manager

1) New Operating Officer effective April 1, 2020

Name	Current Title
Masanori Kuwata	General Administration & Human Resources Group (Deputy Chief Officer)

2) Operating Officers resigning posts April 1,2020

Name
[Executive Vice President]	Didier Leroy*1

[Executive Vice President]	Moritaka Yoshida

Kazuhiro Miyauchi

*1	Directors continue

3) Operating Officers’ areas of responsibility effective April 1, 2020

* newly appointed ◆ denotes change to responsibility (does not include organizational name changes)

Chief Officer

Name	Current	New
◆ Mitsuru Kawai	[Executive Vice President] General Administration & Human Resources Group (Chief Officer) Plants (Supervisor of plants across in-house companies)	Chief Monozukuri Officer Chief Human Resources Officer

◆ Koji Kobayashi	[Executive Vice President] Chief Financial Officer Chief Risk Officer	Chief Risk Officer

◆ Shigeki Terashi	[Executive Vice President] Chief Technology Officer Toyota System Supply Toyota ZEV Factory (Chief Officer)	Chief Competitive Officer Chief Project Officer Toyota System Supply Toyota ZEV Factory (Chief Officer)

◆ Shigeki Tomoyama	[Executive Vice President] Chief Information Security Officer GAZOO Racing Company (President) GR Planning Field (Senior General Manager)	Chief Information & Security Officer Chief Production Officer GAZOO Racing Company (President)

◆ Kenta Kon	Accounting Group (Chief Officer) Advanced R&D and Engineering Company (Fellow)	Chief Financial Officer Accounting Group (Chief Officer) Advanced R&D and Engineering Company (Fellow)

◆ Masahiko Maeda	Powertrain Company (President) Powertrain Management Div. (concurrent General Manager)	Chief Technology Officer Vehicle Development Center (President) Powertrain Company (President) Powertrain Management Div. (concurrent General Manager)

Company President

Name	Current	New
Hiroaki Okuchi	Advanced R&D and Engineering Company (President)	Advanced R&D and Engineering Company (President)

Hiroki Nakajima	Mid-size Vehicle Company (President)	Mid-size Vehicle Company (President)

Satoshi Ogiso	CV Company (President) Toyota Auto Body Co., Ltd.	CV Company (President) Toyota Auto Body Co., Ltd.

Koji Sato	Lexus International Co. (President)	Lexus International Co. (President)

Keiji Yamamoto	Connected Company (President)	Connected Company (President)

Region CEO

Name	Current	New
◆ Tetsuo Ogawa	North America Region (Chief Operating Officer) Toyota Motor North America, Inc.	North America Region (Chief Executive Officer) Toyota Motor North America, Inc.

Johan van Zyl	Europe Region (Chief Executive Officer) Toyota Motor Europe NV/SA Toyota South Africa Motors (Pty) Ltd.	Europe Region (Chief Executive Officer) Toyota Motor Europe NV/SA Toyota South Africa Motors (Pty) Ltd.

Tatsuro Ueda	China Region (Chief Executive Officer) Toyota Motor (China) Investment Co., Ltd.	China Region (Chief Executive Officer) Toyota Motor (China) Investment Co., Ltd.

Nobuhiko Murakami	Europe Region (Deputy Chief Executive Officer) East Asia, Oceania & Middle East Region (Chief Executive Officer)	Europe Region (Deputy Chief Executive Officer) East Asia, Oceania & Middle East Region (Chief Executive Officer)

Business Group

Name	Current	New
Masashi Asakura	TPS Group (Chief Officer) Production Planning Group (Chief Officer) Plants (Supervisor of plants across in-house companies)	TPS Group (Chief Officer) Production Planning Group (Chief Officer) Plants (Supervisor of plants across in-house companies)

Masamichi Okada

Production Planning Group
(Deputy Chief Officer)

GAZOO Racing Company
(in charge of production)

Plants (Supervisor of plants across in-house companies)

Motomachi Plant (Plant General Manager)

Miyoshi Plant (Plant General Manager)

Myochi Plant (Plant General Manager)

Production Planning Group
(Deputy Chief Officer)

GAZOO Racing Company
(in charge of production)

Plants (Supervisor of plants across in-house companies)

Motomachi Plant (Plant General Manager)

Miyoshi Plant (Plant General Manager)

Myochi Plant (Plant General Manager)

Masayoshi Shirayanagi	External & Public Affairs Group (Chief Officer) Purchasing Group (Chief Officer)	External & Public Affairs Group (Chief Officer) Purchasing Group (Chief Officer)

Yoichi Miyazaki	Business Planning Div. Sales & Operation Planning Div. KD Business Planning Div. (concurrent General Manager) Sales & Marketing Support Div.	Business Planning Div. Sales & Operation Planning Div. KD Business Planning Div. (concurrent General Manager) Sales & Marketing Support Div.

Yasuhiko Sato	Japan Sales Business Group (Chief Officer)	Japan Sales Business Group (Chief Officer)

* ◆ Masanori Kuwata	General Administration & Human Resources Group (Deputy Chief Officer)	General Administration & Human Resources Group (Chief Officer)